

11015340

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**Mail Processing
**FORM X-17A-5**    Section
**PART III**    MAY 3 1 2011

FACING PAGE    Washington, DC
                110

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| SEC FILE NUMBER |
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| 8- 50716 |

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/10_____ AND ENDING_____03/31/11_____
                                           MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Provident Private Capital Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

3527 West 26th Street
_____
(No. and Street)

Erie                                    PA                          16506
_____
(City)                              (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Smith                                          (814) 455-7523
_____
                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
_____
                    (Name – if individual, state last, first, middle name)

13116 South Western Avenue,    Blue Island,    Illinois    60406
_____
(Address)                    (City)                    (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, ___Donald Smith_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Provident Private Capital Partners, Inc._____ , as

of _____March 31, , 20 11 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

Signature

President

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT PRIVATE CAPITAL
PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

**Dunleavy & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

PROVIDENT PRIVATE CAPITAL
PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2011

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Provident Private Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Provident Private Capital Partners, Inc. as of March 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident Private Capital Partners, Inc. as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 6, 2011

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 18,262 |
| Commissions receivable | 25,081 |
| | |
| TOTAL ASSETS | $ 43,343 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Commissions and fees payable | $ 20,922 |

**SHAREHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, $1 par value; | |
| 10,000 shares authorized; | |
| 1,000 shares issued and outstanding | $ 1,000 |
| Additional paid-in capital | 20,600 |
| Retained earnings | 821 |
| | |
| Total Shareholder's Equity | $ 22,421 |
| | |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 43,343 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Provident Private Capital Partners, Inc. (the "Company") was incorporated in the State of Pennsylvania on September 15, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Association (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

# PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED MARCH 31, 2011

## NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - S CORPORATION ELECTION

The Company reports its income for income tax purposes on a calendar year basis. In addition, the Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2011 the Company's net capital and required net capital were $19,536 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 107%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Provident Wealth Management, Inc. (PWM), a registered investment advisor. In the course of this relationship, many of the Company's customers have been referred by PWM. The Company incurred fees of $111,262 to PWM and of this amount $18,443 was owed to PWM at March 31, 2011.

# PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED MARCH 31, 2011

### NOTE 5 - RELATED PARTY TRANSACTIONS - *(Continued)*

In addition, pursuant to a written agreement, the Company reimburses PWM for shared expenses. The expenses incurred to PWM for the year ended March 31, 2011 are as follows:

| | |
|---|---|
| **Compensation and related benefits** | $ 9,600 |
| **Occupancy** | 6,000 |
| **Other** | 5,400 |
| **Total** | **$ 21,000** |

The sole shareholder of the Company was responsible for $14,811 of the commission revenue and received no commission payments for this revenue.